CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Ero Copper Corp.

We consent to the incorporation by reference in the Registration Statement (No. 333-289969) on Form F-10 and in the Registration Statement (No. 333-264821) on Form S-8, of our reports dated March 5, 2026, with respect to the consolidated financial statements of Ero Copper Corp. (the Entity), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income (loss), cash flow and changes in shareholders’ equity for each of the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2025, which reports appear in the Form 6-K of the Entity dated March 5, 2026.

/s/ KPMG LLP
Chartered Professional Accountants

March 5, 2026
Vancouver, Canada